Approximate date of proposed sale to the public: August 18, 1998.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                  FORM S-2/A
                            REGISTRATION STATEMENT

                                    UNDER
                          THE SECURITIES ACT OF 1933
                            ______________________


         MECHANICAL TECHNOLOGY                       14-1462255
             INCORPORATED                        (I.R.S. Employer
     (Exact name of registrant as             Identification Number)
       specified in its charter)
                                                968 Albany-Shaker Road
              New York                            Latham, NY 12110
    (State or other jurisdiction                   (518) 785-2211
         of incorporation or                (Address, including zip code,
            organization)                        and telephone number,
                                               including area code, of
         Cynthia A. Scheuer                     registrant's principal
        Mechanical Technology                     executive offices)
            Incorporated
       968 Albany-Shaker Road              Copies of all communications
          Latham, NY 12110                               to:
           (518) 785-2211
    (Name, address, including zip             Catherine S. Hill, Esq.
     code, and telephone number,             Whiteman Osterman & Hanna
    including area code, of agent                One Commerce Plaza
            for service)                          Albany, NY 12260



     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act"), other than securities offered only in connection with dividend or reinvestment plans, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
[X]

     If this Form is filed to register additional securities or an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

===============================================================================
                         CALCULATION OF REGISTRATION FEE
===============================================================================
                                         Proposed    Proposed
                                         Maximum     Maximum
Title of Each Class of                   Offering    Aggregate    Amount of
Securities to be         Amount to       Price per   Offering     Registration
Registered               be registered   Share(1)    Price        Fee
-------------------------------------------------------------------------------
Common Stock             1,196,399        $6.00      $7,178,395   $2,118
===============================================================================
Total                    1,196,399        $6.00      $7,178,395   $2,118
===============================================================================

(1)	Common Stock price per share calculated in accordance with
        Rule 457(c) of the Securities Act using the proposed maximum aggregate Offering Price.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a), may determine.

                          DATED AUGUST 18, 1998


                                 PROSPECTUS

                     MECHANICAL TECHNOLOGY INCORPORATED

              RIGHTS TO PURCHASE 1,196,399 SHARES OF COMMON STOCK

     Mechanical Technology Incorporated ("MTI" or the "Company"), at no charge to its stockholders, is distributing to holders of record of shares of its common stock, $1.00 par value per share (the "Common
Stock"), as of the close of business on August 12, 1998 (the "Record
Date"), non-transferable subscription rights (the "Rights") to purchase additional shares of Common Stock (the "Basic Subscription Privilege") at an exercise price of $6.00 per share (the "Exercise Price"). This represents approximately a sixteen percent (16%) discount to the Company's average closing price for the 90 days preceding the Record Date. See "Determination of Exercise Price." Stockholders will receive one Right for each five (5) shares of Common Stock held on the Record Date. Each Right will entitle its holder (a "Holder") to purchase one share of Common Stock (collectively the "Underlying Shares"). No fractional shares of Common Stock will be sold, and fractional interests will be rounded up. Upon exercise of the Basic Subscription Privilege, a Holder will also be entitled to purchase at the Exercise Price a pro-rata portion of any Underlying Shares that are not otherwise subscribed for pursuant to the exercise of the Basic
Subscription Privilege (the "Oversubscription Privilege"; collectively, with the Basic Subscription Privilege, and the sale of shares of Common
Stock in connection therewith, the "Offering").

     First Albany Companies, Inc. ("FAC"), George C. McNamee and Alan P. Goldberg (the "Purchasing Shareholders") have informed the Company that they intend to exercise their full Basic Subscription Privilege, and may exercise their Oversubscripton Privilege. The Purchasing Shareholders currently own 2,556,274 shares, or approximately forty-three percent (43%) of the outstanding Common Stock of the Company. After exercise of the full Basic Subscription Privilege, the Purchasing Shareholders will own 3,067,529 shares or approximately forty-seven percent (47%) of the outstanding Common Stock of the Company, assuming no other stockholders exercise their Basic Subscription Privilege.

     THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 24, 1998, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond November 30, 1998. If the Company elects to extend the term of the Rights, it will issue a press release to such effect not later than the first day The Nasdaq National Market is open for trading following the most recently announced Expiration Date. Funds provided in payment of the Exercise Price will be held by the American Stock Transfer & Trust Company, as the Subscription Agent, until the closing, which will occur promptly following the Expiration Date. The exercise of Rights is irrevocable once made, and no interest will be paid on funds held for Holders exercising their Rights.

     Since August 1994, the Company's Common Stock has been traded on the over-the-counter market and is listed under the symbol MKTY on the OTC

Bulletin Board. MTI has filed a registration statement with the Securities and Exchange Commission ("SEC") covering the shares of Common Stock to be issued upon exercise of the Rights. On August 17, 1998, the closing bid price of the Common Stock as reported on the OTC Bulletin Board was $7.25 per share.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

YOU SHOULD CAREFULLY CONSIDER THE INFORMATION REGARDING THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMMON STOCK OF MECHANICAL TECHNOLOGY INCORPORATED THAT ARE DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 13.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

    ----------------------------------------------------------------------
    |                      | EXERCISE AND OFFER  |  PROCEEDS TO THE      |
    |                      | PRICE               |  COMPANY(1)           |
    ----------------------------------------------------------------------
    | Per Share            | $6.00               |  Max. $5.86           |
    ----------------------------------------------------------------------
    | Total                | $7,178,395          |  Max. $7,014,277     |
    ----------------------------------------------------------------------

  (1) Includes deduction of an estimated $164,118 in expenses, including legal, accounting, investment advisor and distribution expenses.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 18, 1998.


                             PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements, including the related notes, appearing elsewhere and incorporated by reference herein.

                                THE COMPANY

     During the last two and a half years, MTI has undergone significant change. In May 1996, First Albany Companies, Inc. ("FAC") acquired a substantial interest in MTI and led a series of financial and strategic transactions that have significantly changed MTI's operations and fiscal well-being. In July 1996, MTI received an infusion of capital through a private placement of its Common Stock. In December 1996, MTI and FAC succeeded in restructuring a significant outstanding debt of the Company by swapping the debt for Common Stock. This allowed the Company to receive an unqualified opinion in 1996 from its Independent Auditors, Coopers & Lybrand, L.L.P., for the first time since 1992. On June 27,
1997, the Company transferred a portion of the Technology Division to Plug Power, L.L.C. ("Plug Power") to form a joint venture between the Company and Edison Development Corp. ("EDC"), a subsidiary of DTE Energy, Corp. Plug Power has focused exclusively on the research and development of an economically viable Proton Exchange Membrane ("PEM") fuel cell. On September 30, 1997, the Company sold all of the assets of its L.A.B. Division to Noonan Machine Company of Franklin Park, Illinois. The proceeds from this sale were used to pay down outstanding debt and build working capital. On March
31, 1998, the Company sold the remainder of its Technology Division to a subsidiary of Foster-Miller, Inc., a Waltham, Massachusetts-based technology company. These divestitures have enabled the Company to continue to invest in fuel cell technology through Plug Power and to better focus on its profitable test and measurement business.

     Today, MTI is a very different Company, substantially streamlined in focus, but with many challenges remaining. MTI is a manufacturer of advanced test and measurements products that combine precision sensing capabilities with proprietary software and systems to serve a variety of applications for commercial and military customers. The Company has two principal business units: the Advanced Products Division ("Advanced Products"), which produces sensing instruments and computer-based balancing systems, and Ling Electronics, Inc. ("Ling"), a developer and manufacturer of vibration test systems and power conversion products.
MTI is also a fifty percent owner of Plug Power, which hopes to be the first commercial manufacturer of PEM fuel cells for residential and other applications.

     Advanced Products has two general product families: non-contact sensing instrumentation and computer-based balancing systems. The non-contact sensing instrumentation products utilize fiber optic, laser and capacitance technology to perform high precision position measurements for product design and quality control inspection requirements, primarily in the semiconductor and computer disk drive industries. Some of these products bear the trademarks FOTONIC and ACCUMEASURE, which are recognized in the industry worldwide. Advanced Products's computer-based aircraft engine balancing systems include an on-wing jet engine balancing system used by both commercial and military aircraft fleet maintenance personnel. This product provides trim balancing and vibration analysis in the field or in test cells.

     Ling, of Anaheim, California, designs, manufactures, and markets electro-dynamic vibration test systems, high-intensity-sound transducers, power conversion equipment and power amplifiers used to perform reliability testing and stress screening during product development and quality control. This mode of testing is used by industry and the military to reveal design and manufacturing flaws in a broad range of precision products, from satellite parts to computer components. Recent Ling products for power and frequency conversion and "clean power" applications include systems capable of output up to 432 kVA.

     The Company believes that the test and measurement industry will undergo substantial consolidation in the near future. The challenges facing MTI today are similar to those facing other smaller companies in industries where consolidation is a part of the landscape. The Company believes that consolidation may become a competitive necessity and that Advanced Products and Ling are well-positioned to combine with complementary, synergistic businesses to enhance and expand product offerings and increase profitability and market position. Accordingly, the Company is actively exploring strategic acquisitions for these business units.

     Mechanical Technology Incorporated was incorporated in New York in 1961. Unless the context otherwise requires, "registrant", "Company" and "MTI" refer to Mechanical Technology Incorporated and its subsidiaries. The Company's principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110 and its telephone number is (518) 785-2211.

                             RECENT DEVELOPMENTS

     On July 31, 1998, Plug Power informed the Company and EDC that it needed immediate cash investment to fund its operating needs. Plug Power asked the Company and EDC to each commit to contribute an additional $5 million dollars (in cash and research credits) between August 1, 1998 and March 31, 1999, which Plug Power believes will cover its working capital needs for the period. Assuming the Company can successfully negotiate the timing and form of such contributions, the Company intends to contribute $5 million in cash and research credits to Plug Power between August 1, 1998 and March 31, 1999.
Such contributions, when made, will increase the Company's total contributions to Plug Power (including contributions of cash, assets, research credits, and a below market lease) to $11.75 million over the period commencing on June 27, 1997, and ending on March 31, 1999. Through the nine months ended June 26, 1998, the Company recognized $27,000, its basis at the time, in Plug Power losses because the Company's proportionate share of losses was limited to its basis in Plug Power. If the Company makes or commits to make further investments in or loans to Plug Power it will recognize its proportionate share of losses in Plug Power to the extent of such investments. Plug Power is a development company and has never earned any profits.
Plug Power expects to have approximately $10 million dollars in losses for the year ended September 30, 1998. If the Company commits to contribute $5 million in cash to Plug Power prior to September 30, 1998, the Company will recognize an additional loss of approximately $5 million in fiscal year 1998. For the nine months ended June 26, 1998, the Company reported a net loss of $551,000. Therefore, the Company would report a substantial net loss for the year ended 1998. This may have a substantial adverse impact on the market price of the Company's Common Stock. To the extent that the Company contributes research credits or other non-cash assets to Plug Power, there will be no significant net income statement impact because the income recognized as a result of these contributions will be offset by recognizing the Company's proportionate share of Plug Power's losses.

        The Company, EDC and Plug Power are currently negotiating when and how such additional contribuions will be made. If EDC and/or MTI do not contribute or lend the requested funds to Plug Power, and no additional sources of funding can be found, Plug Power will be unable to continue as a going concern. See "Risk Factors--Inability to Raise Sufficient Proceeds"; "Risk Factors--Plug Power-Investment in Plug Power"; and "Risk Factors--Plug Power-Recognition of Plug Power Losses." The Company, EDC and Plug Power intend to determine the form, timing and pricing of additional contributions or loans to Plug Power for the period August 1, 1998 through March 31, 1999, not later than September 25, 1998. Pending resolution of how and when such additional investments will be structured, EDC has made a short-term loan of $1 million and the Company has made a short-term loan of $500,000 to Plug Power to fund operating costs. EDC and/or the Company will make additional short-term loans to Plug Power to fund operating costs prior to September 25, 1998. If MTI, EDC and Plug Power have not agreed upon the terms and timing of additional contributions to Plug Power as of September 25, 1998, such loans will be payable on demand, however, Plug Power does not have, and is not anticipated to have, sufficient funds to repay such loans.

     On April 15, 1998, EDC contributed $2.25 million in cash to Plug
Power. MTI contributed a below-market lease for office and manufacturing facilities in Latham, New York, valued at $2 million and purchased a one year option to match EDC's remaining $250,000 contribution for $21,250. In May 1998, EDC contributed an additional $2 million to Plug Power and MTI purchased a one year option to match the contribution for $170,000. MTI's options mature in April 1999 ($250,000) and May 1999 ($2 million). The Company currently intends to use a portion of the proceeds of this Offering to exercise its option to match EDC's previous contributions of $250,000 in April 1999, and $2 million in May 1999. If the Company exercises its options by contributing $2.25 million in cash to Plug Power, it will recognize a loss up to its proportional share of Plug Power losses or $2.25 million, whichever is less, as of the date of the commitment to make the contribution or the date of the contribution, whichever occurs first. See "Risk Factors--Plug Power-Investment in Plug Power" and "Risk Factors--Plug Power-Recognition of Plug Power Losses."

     Plug Power anticipates that it will continue to need substantial additional capital investment for the foreseeable future. Plug Power is currently negotiating with several strategic partners and has signed a preliminary Memorandum of Understanding with one potential strategic partner to brand, market and distribute Plug Power's residential products through a joint venture marketing company. The Memorandum of Understanding contemplates that the strategic partner would commit to purchase a fixed number of residential units and would own a majority interest in the marketing company and purchase equity in Plug Power. Plug Power hopes the joint venture arrangement and other transactions will be completed prior to December
31, 1998, however, certain key business terms remain unresolved. There is no assurance these business terms will be resolved or that the transactions contemplated by the Memorandum of Understanding will be successfully completed. In addition, Plug Power has individually, and in association with other companies, submitted proposals to state and federal government agencies for research funding. Plug Power hopes that decisions as to the award, timing and amount of such research funding is imminent, however, there is no assurance that Plug Power will successfully conclude transactions with any strategic partners, receive additional government research funding or find other sources of capital. If other sources of funding cannot be found, MTI will be faced with contributing and/or lending additional capital to Plug Power or dilution of its interest in Plug Power. If the Company lends or contributes additional cash to Plug Power, it will recognize losses up to the full extent of such investment or advances. If EDC and the Company stop funding Plug Power and no additional sources of capital are found, Plug Power will not be able to continue as a going concern. See "Risk Factors--Inability to Raise Sufficient Proceeds"; "Risk Factors--Plug Power-Investment in Plug Power" and "Risk Factors--Plug Power-Recognition of Plug Power Losses."

     On July 15, 1998, the Company received a commitment from KeyBank National Association ("KeyBank") to lend the Company $4 million in a working capital line of credit at an interest rate of LIBOR plus 250 basis points, and $1 million in an equipment loan/lease line of credit at an interest rate of LIBOR plus 275 basis points, both of which expire January 31, 2000. Additionally, KeyBank has agreed to issue a $6 million direct pay letter of credit to enhance the $6 million Industrial Development Revenue Bonds ("IDR Bonds") to be issued on the Company's behalf on or about August 30, 1998. The loan commitment requires the Company to meet certain covenants, including a fixed charge coverage and leverage ratio. Further, if certain performance standards are achieved, the interest rates on the debt may be reduced. The commitment letter also requires the Company to grant a first lien on all consolidated assets of the Company exclusive of Plug Power, a first mortgage on all land and buildings owned by the Company and a first lien on any equipment purchased by the Company. See "Risk Factors--Need for Immediate Financing."

     The Industrial Development Agency for the Town of Colonie("IDA") has agreed to issue $6 million in IDR Bonds on behalf of the Company to assist in the construction of a new building for Advanced Products and MTI's corporate staff and renovation of existing buildings to be leased to Plug Power (the "Project"). The Project is due to be completed as of December 1998. The IDA will issue Industrial Development Revenue Notes to FAC, which will underwrite the sale of the IDR Bonds to the public. The bond proceeds will be deposited with a trustee for the bondholders. MTI may draw down on the bond proceeds to cover qualified Project costs. The bond closing is expected to be completed on or about August 30, 1998. FAC will receive no fees for underwriting the IDR Bonds, but will be
reimbursed for its out of pocket costs.   See "Risk Factors--Immediate
Need for Financing" and "Risk Factors--Conflict of Interest."

                                THE OFFERING


Description of the      If you hold MTI Common Stock on August 12, 1998,
Offering                you will receive one non-transferable right
                        to purchase MTI Common Stock for every
                        five (5) shares of MTI Common Stock you own.
                        Fractional Rights will be rounded up to the next whole number in determining the number of Rights to be issued to stockholders. Each
                        Right entitles you to purchase one share of MTI's Common Stock at a purchase price of $6.00
                        ("Exercise Price"). MTI is offering 1,196,399 shares of Common Stock for purchase through the exercise of Rights ("Underlying Shares").
                        See "Offering--The Rights.

Basic Subscription      Holders are entitled to purchase, at the
Privilege               Exercise Price, one share of Common Stock
                        for each Right held.  See "Offering--The
                        Rights", "Offering--Subscription Privileges-
                        Basic Subscription Privilege" and
                        "Offering--No Revocation.

Oversubscription        Each Holder who elects to exercise his or her
Privilege               Basic Subscription Privilege may also
                        subscribe at the Exercise Price for
                        Underlying Shares, if any, remaining unissued after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege.
                        If an insufficient number of Underlying
                        Shares is available to satisfy fully all elections to exercise the Oversubscription
                        Privilege, the available Underlying Shares will be allocated on a pro-rata basis among Holders who exercise their Oversubscription
                        Privilege based on the respective numbers of Underlying Shares subscribed for by such Holders pursuant to the Basic Subscription
                        "Offering--Subscription Privileges-
                        Oversubscripton Privilege" and "Offering--No
                        Revocation

Commitments to Exercise First Albany Companies, Inc. ("FAC"), George C.
of Subscription         McNamee and Alan P.Goldberg (the "Purchasing
                        Shareholders") have agreed to exercise their full Subscription Privilege and may exercise their Oversubscription Privilege. The Purchasing Shareholders currently own 2,556,274 shares, or approximately forty-three percent (43%) of the outstanding
                        Common Stock of the Company. After exercise of the full Basic Subscription Privilege, the Purchasing Shareholders will own
                        3,067,529 shares or approximately
                        forty-seven percent (47%) of the outstanding
                        Common Stock of the Company, assuming no other stockholders exercise their Basic
                        Subscription Privilege

Exercise Price          If you wish to exercise your Rights to purchase
                        Common Stock, the Exercise Price will be
                        $6.00 per share of Common Stock.  See "Risk
                        Factors--Determination of Exercise Price" and
                        "Determination of Exercise Price.

When You Can Exercise   The Rights will only be exercisable from the
Your Rights             period beginning on August 18, 1998, and
                        ending on September 24, 1998 at 5:00 p.m., New
                        York City time, unless extended by the Company from time to time. See "Offering--Expiration
                        Date.

Number of Shares of     1,196,399 shares.
Common Stock Offered
in the Offering

Record Date             August 12, 1998

Expiration Date         September 24, 1998, unless extended by the
                        Company from time to time, provided that the Expiration Date shall not be later than November 30, 1998, unless the Board of
                        Directors determines that a material event has occurred that necessitates one or more further extensions of the Rights to permit adequate disclosure of information concerning such event to Holders. If the Company elects to extend the term of the Rights, it will issue a press release to such effect not later than the first day on which The Nasdaq National
                        Market is open for trading following the most recently announced Expiration Date. In the event the Company elects to extend the term of the Offering by more than 14 calendar days, it will, in addition, cause written notice of such extension to be sent promptly to all Holders of record on the Record Date. See
                        "Offering--Expiration Date.

Procedure for           Rights may be exercised by properly completing
Exercising Rights       the certificate evidencing such Rights
                        (the "Subscription Certificate") and
                        forwarding such Subscription Certificate
                        (or following the Guaranteed Delivery
                        Procedures, as defined below) to the
                        Subscription Agent on or prior to the Expiration
                        Date, together with payment in full of the Exercise Price for each Underlying Share subscribed for pursuant to the Subscription
                        Privileges.  If the mail is used to forward
                        Subscription Certificates and/or payment, insured, registered mail should be used. The exercise of a Right may not be revoked or amended. If time does not permit a Holder of a Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration
                        Date, such Holder should make use of the Guaranteed Delivery Procedures described under "Offering--Exercise of Rights."
                        Please note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, Holders who wish to pay the Exercise Price by means of uncertified personal check should make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date. Holders should consider payment by means of certified or cashier's check, money order or wire transfer of funds.
                        See "Offering--Exercise of Rights" and
                        "Offering--Over/Underpayment of Exercise Price."

Persons Holding Shares, Persons holding shares of Common Stock and or Wishing to Exercise  receiving the Rights distributable with
Rights Through Others   respect to such shares through a broker,
                        dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Common Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should give timely instructions to their broker, dealer, commercial bank, trust company or other nominee and request it to effect the transactions for them. See "Offering--
                        Exercise of Rights" and "Offering--Exercise of Rights Through Third Parties."

Closing and Issuance of The closing will occur and certificates
Common Stock            representing Underlying Shares will be delivered
                        to subscribers as soon as practical after the Expiration Date and after all prorations have been effected. See "Offering--Subscription
                        Privileges" and "Offering--Delivery of
                        Subscription Certificates." No Underlying Shares will be issued until the closing. Funds delivered to the Subscription Agent for the exercise of Subscription
                        Privileges will be held in escrow by the Subscription
                        Agent until the closing. No interest will be paid to Holders on funds held by the Subscription
                        Agent.  In the case of Holders exercising
                        Oversubscription Privileges, any excess
                        funds will be returned to the Holders as soon as practical following the closing.

Common Stock to be      After this Offering, assuming all Rights are
Outstanding After the   subscribed for, 7,178,395 shares of
Offering                Common Stock will be outstanding (not
                        including 249,865 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.42 per share, of which options to purchase
                        99,365 shares of Common Stock were exercisable as of August 17, 1998).

How We Intend to Use    It is anticipated that the net proceeds to the
the Proceeds            Company will be approximately $7.0 million
                        if all of the Underlying Shares are purchased in the Offering. If less than all of the Underlying Shares are purchased, the proceeds will be correspondingly reduced. See "Risk
                        Factors-- Inability to Raise Sufficient
                        Proceeds." At least $3 million of the net proceeds from this Offering will be used for further investment into or loans to Plug Power. See "Recent
                        Developments"; "Risk Factors--Plug Power-
                        Investment in Plug Power"; "Risk Factors--
                        Plug Power-Recognition of Plug Power Losses."
                        The Company may also use the proceeds of the Offering for additional investments in or loans to Plug Power, exercise of its options to contribute an additional $2.25 million to Plug Power in April and May 1999, acquisitions, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. See "Risk Factors--Discretion in
                        Application of Proceeds" and "Use of Proceeds.

Subscription Agent      American Stock Transfer & Trust Company.  See
                        "Offering--Subscription Agent."

               STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

     Statements in this Prospectus or in documents incorporated herein by reference that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future revenues, expenses and profits. These forward looking statements are subject to known and unknown risks, uncertainties or other factors that may cause the actual results of the Company to be materially different from the historical results or from any results expressed or implied by the forward looking statements. Such risks and factors include, but are not limited to, those discussed below under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" in MTI's Form 10-Q for the quarter ended June 26, 1998, attached hereto as Exhibit 13.2. All cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear.

                                 RISK FACTORS

     An investment in the Common Stock being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered by this Prospectus.

Plug Power
     Investment in Plug Power
     The Company and EDC each currently intend to contribute $5 million to Plug Power to fund continuing operations for the period August 1, 1998 through March 31, 1999. The form and timing of such contributions have not been determined, however, a substantial portion of the net proceeds of this Offering will likely be invested in or loaned to Plug Power. Thus far, EDC and MTI have already contributed $16 million in cash and other assets to Plug Power since June 27, 1997. There is no assurance the $10 million requested will fully fund Plug Power's operations through March 1999. Further, even if the $10 million is sufficient to fund Plug Power through March 1999, the Company believes that Plug Power will continue to need substantial additional capital investment thereafter until it can profitably sell PEM fuel cells to the public. There is no assurance when, if ever, such sales will be made. If EDC and MTI stop funding Plug Power, and no other sources of capital are found, Plug Power will be unable to continue as a going concern. If EDC and other investors fund Plug Power, MTI's interest in Plug Power will suffer substantial dilution unless MTI is able and willing to match such contributions.

     Recognition of Plug Power Losses
     Through the nine months ended June 26, 1998, the Company recognized $27,000, its basis at the time, in Plug Power losses because the Company's proportionate share of losses was limited to its basis in Plug Power. If the Company makes or commits to make further investments in or loans to Plug Power it will recognize its proportionate share of losses in Plug Power to the extent of such investments. Plug Power is a development company and has never earned any profits. Plug Power expects to have approximately $10 million in losses for the year ended September 30, 1998. If the Company commits to contribute $5 million in cash to Plug Power prior to September 30, 1998, the Company will recognize an additional loss of approximately $5 million in fiscal year 1998. For the nine months ended June 26, 1998, the Company reported a net loss of $551,000. Therefore, the Company would report a substantial net loss for the year ended 1998. This may have a substantial adverse impact on the market price of the Company's Common Stock. To the extent that the Company contributes research credits or other non-cash assets to Plug Power, there will be no significant net income statement impact because the income recognized as a result of these contributions will be offset by recognizing the Company's proportionate share of Plug Power's losses.

     Plug Power Research and Development
     Plug Power is engaged in the research and development of an economically viable PEM fuel cell. Plug Power faces intense competition from a number of companies, including at least one competitor that is significantly larger with significantly greater resources. Substantial research and development on the PEM fuel cell remains to be completed. There is no assurance that Plug Power will ever successfully complete such research and development, or if it does, that its competitors will not do so more quickly or more effectively.
Further, there can be no assurance that any product that Plug Power may ultimately produce will find a market.

     History of Plug Power Losses
     Since its inception on June 27, 1997, Plug Power has incurred substantial losses as follows:
                                                                       (000's)
     For the period June 27, 1997 (inception) to September 30, 1997    $  630
     For the nine months ended June 26, 1998                           $6,019

     Plug Power anticipates that it will have approxiamtely $10 million in losses as of September 30, 1998. Plug Power will continue to sustain significant losses until it can produce sufficient revenues to cover its costs. MTI expects that such revenues will not be generated until Plug Power can cost-effectively produce and sell PEM fuel cells to the public. There can be no assurance as to when or if Plug Power may ever sell PEM fuel cells to the public on a profitable basis.

Discretion in Application of Proceeds
     The Company intends to use at least $3 million of the proceeds of the Offering for further investments into or loans to Plug Power. The Company may also use the proceeds of the Offering for additional investments in or loans to Plug Power, exercise of its options to contribute an additional $2.25 million to Plug Power in April and May, 1999, acquisitions, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. The specific uses of the proceeds will be at the complete discretion of the Company and may be allocated from time to time based on a variety of circumstances. There can be no assurance that the Company will deploy the proceeds in a manner that will enhance the financial condition of the Company.

Inability to Raise Sufficient Proceeds
     There is no assurance that the Company will raise the full amount of funds sought through this Offering. Failure to raise sufficient funds through this Offering will severely limit the Company's ability to make further investments in or loans to Plug Power or to make acquisitions or otherwise increase the market share of its core businesses.

Immediate Need for Financing
     On July 15, 1998, the Company received a letter of commitment from KeyBank whereby KeyBank agreed to provide a $4 million working capital line of credit and a $1 million equipment loan/lease line, both of which will expire January 31, 2000. Additionally, KeyBank has agreed to issue a $6 million direct pay letter of credit to enhance the $6 million IDR Bonds to be issued on the Company's behalf on or about August 30, 1998. There can be no assurance that the Company and KeyBank will come to terms on the final agreements contemplated by the commitment letter, or that the terms of such financing will be favorable to the Company. There is also no assurance that the Company will be able to sell the $6 million in IDR Bonds to the public. If the Company cannot obtain the financing described above, the failure to do so will have a material adverse effect on the Company's business and operating results.

Conflict of Interest
     George McNamee is Chairman of the Board of Directors of each of FAC, MTI and Plug Power, and is also Chief Executive Officer of MTI and Co-Chief Executive Officer of FAC. Beno Sternlicht and Walter Robb are members of the Board of Directors of MTI and Plug Power. Alan Goldberg is a member of the Board of Directors of FAC and MTI and Co-Chief Executive Officer of FAC. FAC owns 34% of the outstanding Common Stock of MTI. These interrelationships create the potential for conflicts of interest to arise in connection with the exercise by MTI's directors of their respective fiduciary duties.

Discontinued Operations; Change in Strategy
     Since 1996, MTI has shifted its focus from research and development to product development, marketing and sales. With the sale of the remainder of the Technology Division to a subsidiary of Foster-Miller, Inc. in March 1998 (see Note 4, "Discontinued Operations" in MTI's Form 10-Q for the quarter ended March 27, 1998, attached hereto as Exhibit 13.1), MTI has completed its planned sale of non-core businesses and is now prepared to explore strategic
acquisitions for its two core businesses, Advanced Products and Ling.   There
can be no assurance that any acquisitions will be made, or if such acquisitions are made that they will have a positive impact on the Company's business and results of operations in the short or long term.

Dilution; Discount from Market Price
     Holders who do not exercise their Subscription Privileges in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company to the extent that Rights are exercised by other Holders. The Exercise Price represents approximately a sixteen percent (16%) discount to the Company's average closing bid price for the 90 days preceding the Record Date and may result in a reduction in the market price for the Common Stock.

Substantial Immediate Dilution
     Assuming all Underlying Shares are subscribed for in connection with this Offering, a purchaser of Common Stock in this Offering will experience immediate and substantial dilution of approximately $3.92 in value per share. This is because the Exercise Price of the Common Stock ($6.00) exceeds the $2.08 pro-forma net tangible book value per share at June 26, 1998 of the Company's Common Stock after giving effect to the Offering.

Determination of Exercise Price
     The Exercise Price of the Common Stock was determined by the Board of Directors upon the advice of the independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc. The Exercise Price does not necessarily bear any relationship to the prices at which shares of Common Stock have traded in the market or in private transactions, or to the Company's earnings, assets, book value, financial condition or any other recognized criterion of value. There can be no assurance that the value of the Common Stock will not decline below the Exercise Price.

Attraction and Retention of Technical Employees
     The Company believes that its future success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly technical employees. These employees are likely to remain in limited supply for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled technical employees. The loss of a significant number of the Company's technical employees could have a material adverse effect on the Company.

Competition
     The Company faces intense competition from at least several companies, many of which are larger than MTI and have greater financial resources. While Advanced Products and Ling each have a major share of their respective markets, the Company does not consider either of them to be dominant within its industry. The primary competitive considerations in the Company's businesses are: product quality and performance; price; and timely delivery. These competitive pressures have restrained, and can be expected in the future to restrain the growth and profitability of the Company's businesses, which could have a material adverse effect on the value of the Common Stock.

Economic Events in Asia
     The Company's operations may be affected by unfavorable financial and economic conditions in Asia, which are outside of the control of the Company. Recent economic events in Asia have had a material adverse effect on currency fluctuations and spending in such areas. The Company's operating results may be adversely affected by such crises due to the potential for significant decreases in demand for the Company's products and services, the potential for foreign governments to implement prohibitions and limitations on U.S. companies, and the potential for foreign currency losses. Such events could have an adverse effect on the market value of the Common Stock.

Additional Capital Requirements
     Management expects that Plug Power will continue to need substantial, additional funding and the future growth and development of the Company's business will require additional capital. There can be no assurance that the Company will be able to obtain additional capital when necessary, or that the terms on which any capital investment can be obtained will be favorable to the Company. If the Company cannot obtain capital on satisfactory terms, the failure to obtain such financing will limit the Company's ability to make investments in or loans to Plug Power and will have a material adverse effect on the Company's business and operating results.

Control by Existing Holders of Common Stock
     The members of the Company's present Board of Directors directly or indirectly own more than 48% of the Company's outstanding Common Stock. As a result, it is unlikely that investors who purchase the shares of Common Stock offered hereby will be able to obtain representation on the Company's Board of Directors (unless they first obtain the support of the shareholders on the existing Board), or otherwise exercise any control or influence over the Company's management. Furthermore, the substantial shareholdings by members of the present Board of Directors make it unlikely that an independent third party could effect a change in control of the Company without the consent of the Board, thereby effectively insulating the Company's Board of Directors and management from objections and challenges by shareholders to actions taken by the Board and management in the conduct of the Company's business and the formulation of its business objectives, strategies and policies. This could have an adverse effect on the market value of the Common Stock.

No Assurance of Public Market for Common Stock
     In August 1994, the Company was removed from The Nasdaq National Market System and commenced trading on the OTC Bulletin Board. There can be no assurance that MTI's Common Stock will be re-listed on The Nasdaq National Market or that there will be an active trading market for the Company's Common Stock. In addition, the trading price of the Common Stock has been, and in the future could be, subject to significant fluctuations in response to variations in quarterly operating results (including losses related to the Company's investment in or advances to Plug Power), announcements by Plug Power, the gain or loss of significant contracts, changes in management, new products or services by the Company or its competitors, general trends in the industry, announcements by Plug Power and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many companies in similar industries and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

Rapid Technological Change; Dependence on New Product Introduction, Product Enhancements and Product Developments
     The market for many of the Company's products and services is characterized by rapidly changing technology and evolving industry standards. There is no assurance that the Company's current technology base will continue to address current and evolving customer needs. The Company believes that its future success will depend on its ability to develop and manufacture new products and product enhancements and to introduce them successfully into the market. Failure to do so in a timely fashion could harm the Company's competitive position. The announcements or introductions of new products by the Company or its competitors may adversely affect the Company's operating results, because these announcements or introductions may cause customers to defer or forego ordering products from the Company's existing product lines. Moreover, there is no assurance the Company will have sufficient funds to finance product introductions, enhancements or developments.

Issuance of Additional Common Stock
     The Company has 15 million authorized shares of Common Stock, $1.00 par value, of which 1,196,399 shares will be issued in connection with this Offering, resulting in a maximum of 7,178,395 shares outstanding after completion of this Offering. The Company's Board of Directors generally has authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares. Any such issuance could further dilute the percentage ownership interest of shareholders and may further dilute the book value of the Common Stock.

Year 2000 Compliance
     Currently, there is significant uncertainty regarding the impact of the year 2000 on software installed in certain products by the Company. Current versions of the Company's products are designed to be "Year 2000" compliant. The Company is in the process of determining the impact of any non-compliance of previously installed products or purchased software and related products on the Company and its customers and suppliers. The Company does not currently believe that the effects of any potential Year 2000 non-compliance in the Company's products will result in any material adverse impact on the Company's business or financial condition. There can be no assurance, however, that the Company will not be exposed to potential claims resulting from system problems associated with the arrival of the Year 2000.

No Cash Dividends
     Since its inception, the Company has not paid any cash dividends on its Common Stock. The Company anticipates that its future earnings, if any, will be retained for use in the business or for other corporate purposes, and it is not anticipated that any cash dividends on the Common Stock will be paid in the foreseeable future.

     In addition to the matters discussed above, prospective investors should consult their own attorneys, accountants and other professional advisors as to legal, tax and related matters concerning their prospective investment in the Company's Common Stock.



                    SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is summary consolidated financial information (restated for the discontinuance of the Technology Division as of December 26, 1997) and certain adjusted financial information of the Company. The consolidated financial information as of and for the five years ended September 30, 1997 set forth below has been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent public accountants. The consolidated financial data as of and for the nine months ended June 26, 1998 and June 27, 1997 has been derived from unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data for such periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's consolidated financial statements and the accompanying notes set forth in the Company's Form 10-Q for the quarter ended June 26, 1998, attached hereto as Exhibit 13.2

                                   Nine Months
                               Ended June 26 and 27             Years Ended September 30,  (Restated)
                               ---------------------   --------------------------------------------------------
                                    (unaudited)                               (audited)
                                          (Restated)
                                  1998       1997        1997        1996        1995        1994        1993
                                 ------     ------      ------      ------      ------      ------      ------
Statement of Earnings Data:                    (in thousands, except per share data)

Net Sales..................     $16,016     $18,215     $24,102     $22,755     $18,140     $29,721     $28,395

Gross Profit...............       7,013       7,245       9,628       8,830       6,145      11,800      11,321

Operating Income (Loss)....       1,814       1,335       1,593       1,069      (2,167)      2,157       3,021

Gain on sale of
subsidiary/division or
building...................           -           -       2,012         750       6,779       1,856           -

Income from Continuing
Operations Before
Extraordinary Item and
Income Taxes...............       1,734       1,161       2,701         673       3,352         816       1,840

Income  from Continuing
Operations before
Extraordinary Item.........       1,734       1,065       2,558         598       3,256         201       1,492

Extraordinary Item - Gain on
Extinguishment of Debt, net
of taxes ($106)............           -       2,507       2,507           -           -           -           -

Income from Continuing
Operations.................       1,734       3,572       5,065         598       3,256         201       1,492

Income (Loss) from
Discontinued Operations,
Net of Taxes...............      (2,285)(2)    (198)       (545)      3,150        (334)    (24,579)(1)    (436)

Net (Loss) Income..........        (551)      3,374       4,520       3,748       2,922     (24,378)      1,056

Diluted Earnings Per Share:(3)

Income from Continuing
Operations before
Extraordinary Item.........        0.28        0.19        0.45        0.15        0.91        0.05        0.42

Extraordinary Item.........           -        0.45        0.44           -           -           -           -

(Loss) Income from
Discontinued Operations....       (0.37)      (0.03)      (0.09)       0.81       (0.09)      (6.96)      (0.12)

Net (Loss) Income..........       (0.09)       0.61        0.80        0.96        0.82       (6.91)       0.30

Weighted Average Shares
Outstanding and
Equivalents................   6,133,271   5,577,386   5,670,364   3,911,952   3,559,789   3,529,881   3,527,835

Other Information:

Capital Expenditures.......         202         322         377         264         409         426         188

Depreciation and
Amortization...............         224         181         243         233         358         460         706

Balance Sheet Data:

Working Capital (Deficit)..       6,517       6,678       7,696       7,086       2,712      (6,219)     17,326

Total Assets...............      13,108      15,111      14,003      13,481      13,444      23,971      41,680

Total Long Term Debt.......           0         856           0       5,508       6,960      11,182      13,082

Total Shareholders' Equity
(Deficit)..................       7,886       7,070       8,213       2,164      (3,490)     (6,418)     17,969

(1) Includes a net charge of $15,415,000 related to the discontinuance of the Company's United Telecontrol Electronics, Inc. subsidiary.
(2) Includes a net charge of $1,769,000 related to the discontinuance of the Company's Technology Division.
(3) Earnings per share have been restated to comply with SFAS No. 128, "Earnings Per Share."

                               USE OF PROCEEDS

     The net proceeds of the Offering are estimated to be approximately $7.0 million after the payment of expenses associated with the Offering, assuming the Offering is fully subscribed. See "Risk Factors--Inability to Raise Sufficient Proceeds." The Company intends to use at least $3 million of the proceeds of the Offering for further investments into or loans to Plug Power. The Company may also use the proceeds of the Offering for additional investments in or loans to Plug Power, exercise of its options to contribute an additional $2.25 million to Plug Power in April and May, 1999, acquisitions, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. See "Recent Developments"; "Risk Factors-- Discretion in Application of Proceeds." Although the Company intends to pursue acquisitions actively, it has no current contract or commitment with respect to any particular acquisition.

                      DETERMINATION OF EXERCISE PRICE

     The Exercise Price was determined by the Board of Directors upon the advice of the independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc., which has issued a fairness opinion supporting the fairness of the Exercise Price. See "Risk Factors--Determination of Exercise Price."

     The Exercise Price is approximately a sixteen percent (16%) discount to the average closing price of the Company's Common Stock for the 90 days preceding the Record Date of the Offering. The historical trading price of the Company's Common Stock for the first three quarters of fiscal year 1998 were as follows:

                              Nine Months Ended
                               June 26, 1998
                                High     Low

                1st             6-3/4   3-3/4
                2nd             8-1/8   3-1/2
                3rd             8-1/8   5-11/16

                                  OFFERING

The Rights
     The Company is distributing, at no cost to the record holders of its outstanding Common Stock as of August 12, 1998 non-transferable Rights to purchase additional shares of Common Stock at a price of $6.00 per share.
The Company will distribute one non-transferable Right for each five (5) shares of Common Stock held on the Record Date. Each Right will entitle its Holder to purchase one share of Common Stock. The Rights will be evidenced by non-transferable subscription certificates. An aggregate of 1,196,399 shares of Common Stock will be sold if all Rights are exercised.

     No fractional Rights, or cash in lieu thereof, will be issued or paid. The number of Rights distributed to each Holder will be rounded up to the nearest whole share in connection with the exercise of Subscription Privileges.

Subscription Privileges
     Basic Subscription Privilege. Each Right will entitle the Holder thereof to receive, upon payment of the Exercise Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practical after the Expiration Date, irrespective of whether the Subscription Privilege is exercised immediately prior to the Expiration Date or earlier. Holders exercising their Subscription Privilege will not be shareholders of record with respect to the shares issuable pursuant to such Subscription Privilege until the closing, which it is anticipated will occur four business days after the Expiration Date.

     Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe, at the Exercise Price, for any Underlying Shares not subscribed for through the exercise of Basic Subscription Privileges by other Holders (the "Excess Shares"). If the Excess Shares are not sufficient to satisfy all subscriptions made pursuant to the Oversubscription Privilege, such Excess Shares will be allocated pro-rata (subject to the elimination of fractional shares) among those Holders exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each Holder exercising the Oversubscription Privilege subscribed for pursuant to the Basic Subscription Privilege; provided,however, that if such pro-rata allocation results in any Holder being allocated a greater number of Excess Shares than such Holder subscribed for pursuant to the exercise of such Holder's Oversubscription Privilege, then such Holder will be allocated only the number of Excess Shares for which such Holder subscribed. The remaining Excess Shares will be allocated among all other Holders exercising the Oversubscription Privilege. Only beneficial Holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege. Notification of the number of shares allocated pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practical after the Expiration Date and after all prorations have been effected.

Expiration Date
    The Rights will expire at 5:00 p.m.,New York City time, on September 24, 1998 (the "Expiration Date"), unless extended by the Company from time to time. Notwithstanding the foregoing, the Expiration Date in no event shall be later than November 30, 1998, except that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of the Prospectus that forms a part thereof in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

Commitments to Exercise Rights
     FAC, George C. McNamee and Alan P. Goldberg (the "Purchasing Shareholders") have informed the Board of Directors that they intend to exercise their full Basic Subscription Privilege, and may exercise their Oversubscription Privilege. The Purchasing Shareholders currently own 3,067,529 shares or approximately forty-three percent (43%) of the outstanding Common Stock of the Company.
After exercise of the full Basic Subscription Privilege, the Purchasing Shareholders will own 2,982,320 shares or approximately forty-seven percent (47%) of the outstanding Common Stock of the Company, assuming no other stockholders exercise their Basic Subscription Privilege.

Exercise of Rights
     Rights may be exercised by delivering to the Subscription Agent,on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures, together with payment in full of the Exercise Price for each Underlying Share subscribed for pursuant to the Subscription Privileges (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S. bank or postal money order, payable to American Stock Transfer & Trust Company, as Subscription Agent; (ii) wire transfer of funds to the account maintained by the
Subscription Agent for such purpose; or (iii) in such other manner as the Company may approve in writing in the case of persons acquiring Underlying Shares at an aggregate Exercise Price of $500,000 or more (the payment method under (iii) being an "Approved Payment Method"), provided in each case that the full amount of such Exercise Price is received by the Subscription Agent in currently available funds within three Nasdaq National Market trading days following the Expiration Date. Payment of the Exercise Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal money order, (c) receipt of good funds in the Subscription Agent's account designated above, or (d) receipt of good funds by the Subscription Agent through an Approved Payment Method.

     If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Exercise Price by means of an uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or bank cashier's check, money order or wire transfer of funds.

     The address to which the Subscription Certificates and payment of the Exercise Price should be delivered is:

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, New York 10005

     If a Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

   (i) such Holder has caused payment in full of the Exercise Price for each Underlying Share being subscribed for pursuant to the Subscription Privileges to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

   (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions for Subscription Certificate(the "Instructions") distributed with the Subscription Certificates, from an "Eligible Institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934), stating the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Underlying Shares being subscribed for pursuant to the Subscription Privileges and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three Nasdaq National Market trading days following the date of the Notice of Guaranteed Delivery; and

   (iii)the properly completed Subscription Certificate(s), with any required signatures, is received by the Subscription Agent within three Nasdaq

        National Market trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificate(s) at the address set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy number (718) 234-5001). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent" below.

    Funds received in payment of the Exercise Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Shares that such Holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such Holder in respect of the Exercise Price for shares not issued shall be returned by mail without interest or deduction as soon as practical after the Expiration Date.

Exercise of Rights Through Third Parties
     A Holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depositary for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain timely instructions with respect to the Rights. If the beneficial owner so instructs, the record Holder of such Rights shall complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a Holder of record should contact the Holder and make a timely request that the Holder effect transactions in accordance with the beneficial owner's instructions.

Over/Underpayment of Exercise Price
     If either the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege is not specified on the Subscription Certificate, or the amount of funds delivered is not enough to pay the Exercise Price for all Underlying Shares stated to be subscribed for, the number of Underlying Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount. If the number of Underlying Shares being subscribed for is not specified, or payment of the Exercise Price for the indicated number of Rights that are being exercised exceeds the required Exercise Price, the payment will be applied, until depleted, to subscribe for Underlying Shares in the following order: (i) to subscribe for the number of Underlying Shares indicated, if any, pursuant to the Basic Subscription Privilege; (ii) to subscribe for Underlying Shares until the Basic Subscription Privilege has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional Underlying Shares pursuant to the Oversubscription Privilege (subject to any applicable proration).

Delivery of Subscription Certificates
     The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. PLEASE SEND ALL SUBSCRIPTION CERTIFICATES TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     The method of delivery of subscription certificates and payment of the Exercise Price to the Subscription Agent will be at the election and risk of the

Rights Holder, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m.,New York City time, on the Expiration Date. Because uncertified personal checks may take at least five business days to clear, the Rights Holder is strongly urged to pay,or arrange for payment, by means of certified or bank cashier's check, money order or wire transfer of funds.

    Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, or the Notice of Guaranteed Delivery should be directed to the Subscription Agent at telephone number (718) 921-8200, or the Company at telephone number (518) 785-2211.

No Revocation
     Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked.

Subscription Agent
     The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Exercise Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:

                American Stock Transfer & Trust Company
                40 Wall Street
                New York, NY 10005
                Telephone No. (718) 921-8200
                Telecopier No. (718) 234-5001

     The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify it from any liability that it may incur in connection with the Offering.

                      FEDERAL INCOME TAX CONSEQUENCES

     Because of the complexity of the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and because tax consequences may vary depending upon the particular facts relating to each holder of MTI Common Stock, such holders should consult their own tax advisors concerning their individual tax situations and the tax consequences of this Offering under the Code and under any applicable state, local or foreign tax laws.

                             PLAN OF DISTRIBUTION

     The Common Stock offered hereby is being offered by the Company pursuant to the issuance of Rights directly to holders of shares of Common Stock on the Record Date. Certain employees, officers or directors of the Company may solicit responses from Holders to the Offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

     The Company intends to distribute Rights and copies of this Prospectus to stockholders of record on the Record Date promptly following the Effective Date of the Registration Statement of which this Prospectus forms a part.

     Holders who desire to subscribe for the purchase of shares of Common Stock in the Offering are urged to complete, date and sign the Subscription Certificate and return it to the Subscription Agent on or before the Expiration Date, together with payment in full for the share purchase. See "Offering-- Exercise of Rights" and "Offering--Exercise of Rights Through Third Parties."

                 DESCRIPTION OF SECURITIES TO BE REGISTERED

     The authorized capital stock of the Company includes 15 million shares of Common Stock, par value $1.00 per share. The Company is registering 1,196,399 shares of Common Stock in connection with the Offering. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of any funds legally available to the Company for that purpose.

     The Company has not paid dividends on the Common Stock and does not anticipate doing so in the foreseeable future.

     Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected for staggered three-year terms.

     At August 17, 1998, the approximate number of Holders of record of the Common Stock was 1,460.


                         INCORPORATION BY REFERENCE

     The following documents filed by the Company with the SEC are hereby incorporated by reference and are an integral part hereof: the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 1997; the Company's Amended Annual Report on Form 10-K/A for its fiscal year ended September 30, 1997, as filed on January 26, 1998; the Company's Amended Annual Report on
Form 10-K/A for its fiscal year ended September 30, 1997, as filed on March 3, 1998; the Company's Amended Annual Report on Form 10-K/A for its fiscal year ended September 30, 1997, as filed on August 13, 1998; the Company's Quarterly Report on Form 10-Q for its quarter ended December 26, 1997; the Company's Quarterly Report on Form 10-Q for its quarter ended March 27,
1998; the Company's Quarterly Report on Form 10-Q for its quarter ended June
26, 1998; and the Company's Current Reports on Form 8-K dated February 27,
1998 and April 8, 1998. Copies of the the Company's Form 10-K and 10-K/A reports for the year ended September 30, 1997 and Form 10-Q reports for quarters ended March 27, 1998 and June 26, 1998 accompany this Prospectus.
All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. All other documents may be obtained from MTI at no charge by any person, including any beneficial owner, to whom a prospectus is delivered, who makes a written or oral request for such documents. Please address all such requests to Cynthia A. Scheuer, Chief Financial Officer, Mechanical Technology, Inc., 968 Albany-Shaker Road, Latham, New York 12110 ((518) 785-2211).


                            AVAILABLE INFORMATION

     MTI is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the SEC. Forms 10-K, 10-K/A, 10-Q, S-8, 8-K, the Proxy Statement and other information filed by the Company, can be read and copied at the Public Reference Room of the SEC in Washington, D.C. at the address given below, and at certain of its Regional Offices at 1 World Trade Center, Suite 1300, New York, New York 10048 and 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.


                                LEGAL MATTERS

     Certain legal matters with respect to the validity of the Rights and the Underlying Shares have been passed upon for the Company by Whiteman Osterman & Hanna, Albany, New York.


                                   EXPERTS

     The consolidated balance sheets as of September 30, 1997 and 1996 and the consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1997, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The Exercise Price was determined by the Board of Directors upon the advice of independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc. Schwartz Heslin Group, Inc. has also issued a fairness opinion attesting to the fairness of the Exercise Price. The Company will pay fees and expenses of Schwartz Heslin Group, Inc., and has also agreed to indemnify it from certain liabilities it may incur in connection with the Offering.

                     MECHANICAL TECHNOLOGY INCORPORATED
              Cross-Reference Sheet to Prospectus on Form S-2
            Furnished Pursuant to Item 501(b) of Regulation S-K

Item   Form S-2 Caption               Location in Prospectus           Page
----   ----------------               ----------------------           ----
1.     Forepart of the Registration   Outside Front Cover Page
       Statement and Outside Front
       Cover Page of Prospectus

2.     Inside Front and Outside Back  Inside Front Cover Page
       Cover Pages of Prospectus      Outside Back Cover Pages

3.     Summary Information and        Prospectus Summary; Risk Factors
       Risk Factors

4.     Use of Proceeds                Use of Proceeds

5.     Determination of Exercise      Determination of Exercise Price
       Price

6.     Dilution                       Risk Factors--Dilution; Risk Factors--
                                      Substantial Immediate Dilution

7.     Selling Securityholders        Not Applicable

8.     Plan of Distribution           Plan of Distribution

9.     Description of Securities      Description of Securities to be
       to be registered               Registered:  Risk Factors--Issuance
                                      of Additional Capital Stock; Offering

10.    Interests of Named Experts     Legal Matters; Experts
       and Counsel

11.    Information with Respect to    Form 10-K for the fiscal year ended
       Registrant                     September 30, 1997, Form 10-K/A, filed
                                      as of January 26, 1998, Form 10K/A, filed as of March 3, 1998, Form 10K/A, filed as of August 13, 1998; Form 10-Q for the quarter ended March 27, 1998, and Form
                                      10-Q for the quarter ended June 26, 1998, appended hereto

12.    Incorporation of Certain       Incorporation of Certain
       Information by Reference       Documents by Reference; Available
                                      Information

                                   PART II

                 INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        SEC Registration Fee                     $   2,118
        Printing                                    12,000*
        Legal fees and Expenses                     65,000*
        Accounting Fees and Expenses                20,000*
        Pricing and Fairness Opinion and Expenses   30,000*
        Stock Transfer Fees                         35,000*
                                                  --------
                Total                             $164,118*
                                                  ========
*Estimated


Item 15.  	INDEMNIFICATION OF DIRECTORS AND OFFICERS --
          DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

     Under provisions of the Company's Amended and Restated Certificate of Incorporation, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, proceeding or suit (including one by or in the right of the Company to procure a judgment in its favor), whether civil or criminal, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, or is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, against judgments, fines, amounts paid in settlement and expenses, including attorneys' fees, actually incurred as a result of or in connection with any such action, proceeding or suit, or any appeal therefrom, if such director or officer acted in good faith for a purpose which he reasonably believed to be in or not opposed to the best interests of the Company, and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful; provided, however, that no indemnification shall be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained a financial profit or other advantage to which he was not legally entitled.

     Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 16.  EXHIBIT INDEX

See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

Item 17.  UNDERTAKINGS

     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to, and meeting the requirements of, Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, State of New York on August 18, 1998.

MECHANICAL TECHNOLOGY, INC.

By: /s/ George C. McNamee
    -----------------------------
    George C. McNamee
    Chief Executive Officer






     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Cynthia A. Scheuer and George C. McNamee his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                          DATE

/s/ George C. McNamee                            08/18/98
---------------------------------------
George C. McNamee
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Cynthia A. Scheuer                               "
---------------------------------------
Cynthia A. Scheuer
Chief Financial Officer (Principal
Financial and Accounting Officer)

/s/ Dale W. Church                                   "
---------------------------------------
Dale W. Church
Director

/s/ Edward A. Dohring                                "
---------------------------------------
Edward A. Dohring
Director

/s/ Alan P. Goldberg                                 "
---------------------------------------
Alan P. Goldberg
Director

/s/ E. Dennis O'Connor                               "
---------------------------------------
E. Dennis O'Connor
Director

/s/ Walter L. Robb                                   "
---------------------------------------
Dr. Walter L. Robb
Director

/s/ Beno Sternlicht                                  "
---------------------------------------
Dr. Beno Sternlicht
Director

                                Exhibit Table

        2.1 Purchase Agreement, dated as of November 23, 1994, among the Registrant, ProQuip Inc. and Phase Metrics.(6)

        4.20 Loan Agreement, dated as of June 1, 1987, between the registrant and Chase Lincoln First Bank, N.A. ("Chase Lincoln"),relating to a $20,000,000 term loan to finance the registrant's acquisition of United Telecontrol Electronics, Inc. (the "UTE Loan Agreement").(1)

        4.21 First Amendment to Loan Agreement, dated as of September 30, 1988, amending certain provisions of the UTE Loan Agreement.(1)

        4.22 Second Amendment to Loan Agreement, dated as of February 21, 1990, amending certain provisions of the UTE Loan Agreement.(1)

        4.24 Third Amendment to Loan Agreement, dated as of January 1, 1991, amending certain provisions of the UTE Loan Agreement.(2)

        4.25 Form of Note, in the amount of $9,181,700, executed by the registrant on January 1, 1991 to evidence its indebtedness under the UTE Loan Agreement.(2)

        4.26 Form of Note, in the amount of $2,000,000, executed by the registrant on January 1, 1991 to evidence its indebtedness under the UTE Loan Agreement.(2)

        4.27 Form of Note, in the amount of $1,000,000, executed by the registrant on January 1, 1991 to evidence its indebtedness under the UTE Loan Agreement.(2)

        4.28 Mortgage, dated January 31, 1991, executed by the registrant in favor of Chase Lincoln and securing the registrant's obligation to Chase Lincoln, including those under the UTE and ProQuip Loan Agreements.(2)

        4.30 Loan Agreement, dated as of September 30, 1988, between the registrant and Chase Lincoln relating to an $8,000,000 term loan to finance the registrant's acquisition of ProQuip, Inc. (the "ProQuip Loan Agreement").(1)

        4.31 Negative Pledge Agreement, dated as of September 30, 1988, executed by the registrant in favor of Chase Lincoln in connection with the ProQuip Loan Agreement.(1)

        4.32 Security Agreement, dated as of September 30, 1988, executed by the registrant in favor of Chase Lincoln and securing the registrant's obligation to Chase Lincoln, including those under the UTE and ProQuip Loan Agreements (the "Chase Lincoln Security Agreement").(1)

        4.33 First Amendment to Loan Agreement, dated as of February 21, 1990, amending certain provisions of the ProQuip Loan Agreement.(1)

        4.34 Form of Note, in the amount of $3,375,817.80, executed by the registrant on February 21, 1990 to evidence its indebtedness under the ProQuip Loan Agreement.(1)

        4.35 Amendment Number One to Security Agreement, executed by the registrant on February 21, 1990, amending the Chase Lincoln Security Agreement.(1)

        4.36 Mortgage, dated February 21, 1990, executed by the registrant in favor of Chase Lincoln and securing the registrant's obligations to Chase Lincoln, including those under the UTE and ProQuip Loan Agreements.(1)

        4.37 Second Amendment to Loan Agreement, dated as of January 1, 1991, amending certain provisions of the ProQuip Loan Agreement.(2)

        4.38 Mortgage Modification and Allocation Agreement, dated January 1, 1991, executed by the registrant and Chase Lincoln.(2)

        4.40 Form of Payment Guaranty, dated as of September 1, 1988 [as of September 30, 1988, in the case of ProQuip, Inc.], executed by the subsidiaries of the registrant in favor of Chase Lincoln and guaranteeing payment of the registrant's obligations to Chase Lincoln, including those under the UTE and ProQuip Loan Agreements.(1)

        4.41 Form of Negative Pledge Agreement, dated as of September 30, 1988, executed by the subsidiaries of the registrant in favor of Chase Lincoln in connection with the ProQuip Loan Agreement.(1)

        4.42 Form of Security Agreement, dated as of September 30, 1988, executed by the subsidiaries of the registrant in favor of Chase Lincoln and securing the registrant's obligations to Chase Lincoln, including those under the UTE and ProQuip Loan Agreements.(1)

        4.43 Acknowledgment, Confirmation and Further Agreement, made as of February 21, 1990, executed by the subsidiaries of the registrant in favor of Chase Lincoln with respect to the registrants obligations under the UTE and ProQuip Loan Agreements.(1)

        4.50            Debt Restructure Agreement, made as of
                        February 21, 1990, between the registrant, Chase Lincoln, and Manufacturers Hanover Trust Company ("Manufacturers Hanover"), providing for a restructuring of the registrant's indebtedness to Chase Lincoln under the UTE and ProQuip Loan Agreements and of the registrant's outstanding indebtedness to Manufacturers Hanover (the "MHTCo. Existing Debt"), among other things.(1)

        4.55 Second Amendment to Debt Restructure Agreement, made as of January 1, 1991, between the registrant, Chase Lincoln, and Manufacturers Hanover, amending certain provisions of the Debt Restructure Agreement.(2)

        4.56 Second Debt Restructure Agreement, as of July 22, 1992, between the registrant, Chase Lincoln First Bank, N. A. ("CLFB"), and Chemical Bank ("Chemical"), as successor in interest to Manufacturers Hanover Trust Company, providing for a restructuring of the registrant's indebtedness to CLFB under the UTE and ProQuip Loan Agreements and of the registrant's outstanding indebtedness to Chemical, among other things.(3)

        4.63 Promissory Note, in the amount of $4,000,000 and dated July 22, 1992, executed by the registrant to evidence its indebtedness to Chemical from time to time with respect to a line of credit in such amount (The Chemical Line of Credit).(3)

        4.64 Form of Payment Guaranty, dated as of July 24, 1992 executed by Masco Corporation in favor of Chemical and guaranteeing payment of the registrant's obligations to Chemical under the Chemical Line of Credit.(3)

        4.65 Promissory Note, in the amount of $4,000,000 and dated October 31, 1994, extending the maturity date of the Promissory note dated July 22, 1992, executed by the registrant to evidence its indebtedness to Chemical under the Chemical
                        Line of Credit.(7)

        4.66 Promissory Note, in the amount of $4,000,000 and dated October 31, 1995, extending the maturity date of the Promissory note dated October 31, 1994, executed by the registrant to evidence its indebtedness to Chemical under the Chemical Line of Credit.(8)

        4.67 Form of Payment Guaranty, dated October 31, 1995 executed by Masco Corporation in favor of Chemical and guaranteeing payment of the registrant's obligations to Chemical under the Chemical Line of Credit.(8)

        4.80 Amended and Restated Loan Agreement, dated as of July 22, 1992, between the registrant and Chase Lincoln First Bank, N.A., which amends, restates, combines, and supersedes in full the UTE and the ProQuip loan agreements.(3)

        4.81 Form of Note, in the amount of $5,000,000, executed by the registrant on July 24, 1992, the July 22, 1992 Loan Agreement.(3)

        4.82 Form of Note, in the amount of $7,984,770, executed by the registrant on July 24, 1992 to evidence its indebtedness to CLFB under the July 22, 1992 Loan Agreement.(3)

        4.83 Additional Mortgage Note, dated July 24, 1992, executed by the registrant in favor of CLFB and securing the registrant's obligation to CLFB under the Loan Agreement.(3)

        4.84 Additional Mortgage and Security Agreement, dated as of July 22, 1992, executed by the registrant in favor of CLFB and securing the registrant's obligations to CLFB.(3)

        4.85 Mortgage Consolidation, Spreader, Modification Extension and Security Agreement, dated July
			22, 1992, executed by the registrant and CLFB.(3)

        4.86 Confirmation of Guaranties and Security Agreements, dated July 22, 1992, executed by subsidiaries of the registrant in favor of CLFB with respect to the registrant's obligations to CLFB.(3)

        4.87 Consent and waiver, dated December 21, 1993, from CLFB to the registrant with respect to the Amended and Restated Loan Agreement.(4)

        4.88 Amendment One to Amended and Restated Loan Agreement, dated as of August 1, 1994, between the registrant and Chase Manhattan Bank, N. A. which amends the Amended and Restated Loan Agreement to defer the payment due on June 30, 1994.(5)

        4.89            Amendment Two to Amended and Restated Loan
                        Agreement with waiver, dated as of November
                        22, 1994, between the registrant and Chase Manhattan Bank, N. A. which amends the Amended and Restated Loan Agreement and waives any existing defaults.(7)

        4.90 Additional Mortgage and Security Consolidation Agreement, dated as of October 6, 1995 executed by the registrant in favor of Chase Manhattan Bank, N.A. and securing the registrant's obligations to Chase Manhattan Bank, N.A.(8)



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        4.91            Form of Note, in the amount of $340,000, executed by
                        the registrant on October 6, 1995 to evidence its indebtedness to Chase Manhattan Bank, N.A. under the July 22, 1992 Loan Agreement.(8)

        4.92 Amendment Three to Amended and Restated Loan Agreement with waiver, dated as of November 30, 1995, between the registrant and Chase Manhattan Bank, N. A. which amends the Amended and Restated Loan Agreement and waives any existing defaults.(8)

        4.93 Amendment and Restatement of Certificate of Incorporation of the registrant (13)

        4.94            Restatement of By-Laws of the registrant (13)

        5.1             Form of Opinion re legality

       10.4 Agreement, dated December 21, 1993, between UTE, First Commercial Credit Corporation ("FCCC") and the registrant, relating to an advance against certain receivables.(4)

       10.8 Agreement, dated December 14, 1994, between FCCC and the registrant, modifying the Agreement dated December 21, 1993 relating to an advance against certain receivables.(7)

       10.9 Agreement, dated May 30, 1995, between FCCC and the registrant, extending the maturity of the Agreement dated December 14, 1994 relating to an advance against certain receivables.(8)

       10.10 Agreement, dated June 28, 1995, between FCCC and the registrant, extending the maturity of the Agreement dated December 14, 1994 relating to an advance against certain receivables.(8)

       10.11 Agreement, dated September 21, 1995, between FCCC and the registrant, extending the maturity of the Agreement dated December 14,1994 relating to an advance against certain receivables.(8)

       10.12 Agreement, dated October 25, 1995, between FCCC and the registrant, extending the maturity of the Agreement dated December 14, 1994 relating to an advance against certain receivables.(8)

       10.13 Agreement, dated December 27, 1995, between FCCC and the registrant, extending the maturity of the Agreement dated December 14, 1994 relating to an advance against certain receivables.(8)

       10.14 Mechanical Technology Incorporated Stock Incentive Plan - included as Appendix A to the registrant's Proxy Statement, filed pursuant to Regulation 14A, for its December 20, 1996 Special Meeting of Shareholders and incorporated herein by reference.(9)

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       10.15            Agreement, dated December 6, 1996, between the
			registrant and Mr. Martin J. Mastroianni, President and Chief Operating Officer, regarding his employment. (9)

       10.16 Settlement Agreement and Release, dated as of December 27, 1996, between First Albany Companies Inc. and the registrant, with respect to the registrant's indebtedness and obligations under the Agreement dated December 14, 1994 between FCCC and the registrant relating to an advance against certain receivables. (9)

       10.17 Agreement, dated March 14, 1997, between the Registrant and Mr. James Clemens, Vice President and General Manager of Ling Electronic, Inc., regarding his employment. (10)

       10.18 Limited Liability Company Agreement of Plug Power, L.L.C., dated June 27, 1997, between Edison Development Corporation and Mechanical Technology, Incorporated. (11) (12)

       10.19 Contribution Agreement, dated June 27, 1997, between Mechanical Technology, Incorporated and Plug Power, L.L.C. (11) (12)

       10.20 Asset Purchase Agreement, dated as of September 22, 1997, between Mechanical Technology, Incorporated and Noonan Machine Company. (11)

       10.21 Asset Purchase Agreement between MTI and NYFM, Incorporated, dated as of March 31, 1998.

       10.22 Option Agreement-Contribution Match between Plug Power, L.L.C. and MTI, dated as of April 24, 1998.

       10.23 Option Agreement-Contribution Match between Plug Power, L.L.C. and MTI, dated as of June 15, 1998.

       10.24 Contribution Agreement between Edison Development Corporation and MTI, dated as of June 10, 1998.

       10.25            Form of Notice of Guaranteed Delivery for Subscription
                        Certificate.

       10.26            Form of American Stock Transfer & Trust Co. Agency
                        Agreement.

       10.27            Form of Instructions for Subscription Certificate.

       10.28 Agreement between Mechanical Technology, Inc. and Malone & Tate Builders, Inc. for Building 1 Construction. (15)

       10.29            Mechanical Technology, Incorporated/Plug Power L.L.C.
                        Lease for Building III. (15)

       13.1             Form 10-Q Quarterly Report for the Quarter Ended March
                        27, 1998. (16)

       13.2             Form 10-Q Quarterly Report for the Quarter Ended June
                        26, 1998. (14)

       23.1             Form of Consent of PricewaterhouseCoopers LLP

       23.2 Form of Consent of Whiteman Osterman & Hanna (included in Form of Opinion in Exhibit 5.1)

       24               Power of Attorney (included on signature page)

______________________
Certain exhibits were previously filed (as indicated below) and are incorporated herein by reference. All other exhibits for which no other filing information is given are filed herewith:

(1) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-K Report, as amended, for its fiscal year ended September 30, 1989.

(2) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-Q Report for its fiscal quarter ended December 29, 1990.

(3) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-Q Report for its fiscal quarter ended June 27, 1992.

(4) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-K Report for its fiscal year ended September 30, 1993.

(5) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-Q Report for its fiscal quarter ended July 2, 1994.

(6) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 8-K Report dated November 23, 1994.

(7) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-K Report for its fiscal year ended September 30, 1994.

(8) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-K Report for its fiscal year ended September 30, 1995.

(9) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-K Report for its fiscal year ended September 30, 1996.

(10) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 8-K Report dated May 12, 1997.

(11) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-K/A Report for the fiscal year ended September 30, 1997 filed with the Securities and Exchange Commission as of August 13, 1998.

(12) Confidential treatment requested with respect to certain schedules and exhibits.

(13) Filed as an Exhibit to the registrant's Proxy Statement, Schedule 14A, dated February 25, 1998.

(14) Filed with the Securities and Exchange Commission as of August 6,
1998.

(15) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Report on Form 10-Q for the period ended June 26, 1998.

(16) Filed with the Securities and Exchange Commission as of May 8,
1998.

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